Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE
CREDIT SUISSE GLOBAL CREDIT PRODUCTS CONFERENCE IN
MIAMI BEACH, FLORIDA

Calgary, Alberta, Canada – September 26, 2012

Precision Drilling Corporation (“Precision”) will be attending the Credit Suisse Global Credit Products Conference which is taking place October 3-5, 2012 in Miami Beach, Florida.  Mr. Rob McNally, Executive Vice President & Chief Financial Officer, is scheduled to present at 11:20 a.m. Eastern time (9:20 a.m. Mountain time) on Thursday, October 4, 2012.

A live audio webcast will be accessible from Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com